Date: 09/04/2009	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PARAMOUNT ENERGY TRUST

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	04/05/2009
Record Date for Voting (if applicable) :	04/05/2009
Meeting Date :	18/06/2009
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN

TRUST UNITS	699219101	CA6992191016

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for PARAMOUNT ENERGY TRUST